Mosquito Steve, Inc.
Balance Sheet
(Unaudited)

	July 31, 2020
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND SHAREHOLDERS' Equity	
Total liabilities	-
Commitments and contingencies	-
Common stock, no par value ; 5,000,000 shares authorized, 721,200 issued and outstanding	
Retained earnings	-
Total shareholders' equity	-
Total liabilities and shareholders' equity	$ -